January 27, 2020

Sherman Xiaoma Lu
Chief Executive Officer
East Stone Acquisition Corporation
25 Mall Road, Suite 330
Burlington, MA 01803

       Re: East Stone Acquisition Corporation
           Registration Statement on Form S-1
           Filed January 17, 2020
           File No. 333-235949

Dear Mr. Lu:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary
General, page 2

1. We note you disclose that your business strategy is to utilize your management team's past to identify and complete your initial business combination. However, you also disclose that you will engage I-Bankers to introduce you to potential investors that are interested in purchasing your securities in connection with your initial business combination. Please clarify whether I-Bankers will assist you in identifying and evaluating possible acquisition candidates pursuant to the Business Combination Marketing Agreement and file the agreement as an exhibit. See Item 601(b)(10)(ii)(A) of Regulation S-K. Sherman Xiaoma Lu
East Stone Acquisition Corporation
January 27, 2020
Page 2
Exhibits

2. Please revise Exhibit 5.2 to reflect that the company is registering 11,500,000 million units rather than 115,000,000 million units.
3. We note that the form of warrant agreement filed as Exhibit 4.5 and the form of rights agreement filed as Exhibit 4.6 provide that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States
      District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of
      New York or the United States District Court for the Southern District of New York,
      please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement and rights agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or
Mark
Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-
Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-
3763 with any other questions.



                                                             Sincerely,
FirstName LastNameSherman Xiaoma Lu
                                                             Division of
Corporation Finance
Comapany NameEast Stone Acquisition Corporation
                                                             Office of Energy &
Transportation
January 27, 2020 Page 2
cc:       Barry Grossman, Esq.
FirstName LastName